Exhibit 7






                                 DORSEY & WHITNEY
                 A ~~PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS~~
          ~~

                               220 SOUTH SIXTH STREET
                          MINNEAPOLIS, MINNESOTA 5540~2-1498
                                   (6~12) 340-2600~~
                                    TELEX 2~9-O605
                                 F~AX (61~2)~ 340-2868~

                                                                  Exhibit 7
                                   January 23, 1995

          Petroleum Heat and Power Co., Inc.
          2187 Atlantic Street
          Stamford, Connecticut 06902

                    Re: Liquidation Preference on Certain Capital Stocks

          Gentlemen:

                         Pursuant to the Securities Act of 1933, Petroleum Heat and Power Co., Inc., a Minnesota corporation (the "Company"), has filed with the Securities and Exchange Commission a Registration Statement (Registration No. 33-57059) for the registration of $125,000,000 of Subordinated Debentures Due 2005 (the "Debentures") and 3,450,000 shares of Class A Common Stock. In connection with the foregoing and as more fully set forth below, the Company has requested our opinion as to certain matters relating to the liquidation preferences on the Company's Class B Common Stock and its Cumulative Redeemable Exchangeable Preferred Stock ("1989 Preferred Stock"). The Class B Common Stock and the 1989 Preferred Stock (collectively, the "Subject Capital Stocks") both have liquidation preferences which exceed their par value.

                         The Company's authorized capital stock consists of 40,000,000 shares of Class A Common Stock, $.10 par value; 6,500,000 shares of Class B Common Stock, $.10 par value; 5,000,000 shares of Class C Common Stock, $.10 par value; 250,000 shares of 1989 Preferred Stock, $.10 par value; 159,722 shares of Cumulative Redeemable Exchangeable 1991 Preferred Stock (the "1991 PreFerred Stock"), $.10 par value; 10,000 shares of Cumulative Redeemable Exchangeable 1993 Preferred Stock, $1,000 par value (the "1993 Preferred Stock"); and 4,990,000 shares of undesignated Preferred Stock, $.10 par value. You have advised us that as of September 30, 1994, there were 18,992,579 shares of Class A Common Stock; 25,963 shares of Class B Common
          Stock; 2,545,139 shares of Class C Common Stock; and 208,332 shares of 1989 Preferred Stock issued and outstanding. No shares of 1991 Preferred Stock or 1993 Preferred Stock were outstanding.









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                                DORSEY & WHITNEY

          Petroleum Heat and Power Co. Inc.
          January 23, 1995
          Page 2

                         Upon liquidation, the holders of the Class B Common Stock are entitled to receive a preferential distribution of $5.70 per share and the holders of the 1989 Preferred Stock are entitled to receive $100 per share plus accrued and unpaid dividends.

                         With respect to the Subject Capital Stocks, you have inquired (i) whether there are any restrictions on the Company's surplus by reason of the excess of the liquidation preference of the Subject Capital Stocks over their par value and (ii) if so, whether any remedies are available to security holders before or after payment of any dividend that would reduce the Company's surplus to an amount less than the amount of the excess of the liquidation preference of the Subject Capital Stocks over their par value.

                         The Company is incorporated under Chapter 302A of the Minnesota Statutes. Section 302A.551 of the Minnesota Statutes governs "distributions" by a corporation, which, as defined in Section 302A.011 of the Minnesota Statutes, includes dividends, and provides, in pertinent part, as follows:

                    "302A.551. Distributions.

                      Subdivision 1. When permitted. (a) The board may authorize and cause the corporation to make a distribution only if the board determines...that the corporation will be able to pay its debts in the ordinary course of business after making the distribution and the board does not know before the distribution is made that the determination was or has become erroneous.

                       (b) The corporation may make the distribution if it is
               able to pay its debts in the ordinary course of business after making the distribution.

                      Subd. 2. Determination presumed proper. A determination
               that the corporation will be able to pay its debts in the ordinary course of business after the distribution is presumed to be proper if the determination is made in compliance with the standard of conduct provided in section 302A.25 on the basis of financial information prepared in accordance with accounting methods, or a fair valuation or other method, reasonable in the circumstances. No liability under





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                                DORSEY & WHITNEY

          Petroleum Heat and Power Co., Inc.
          January 23, 1995
          Page 3

               section 302A.251 or 302A.559 will accrue if the requirements of this subdivision have been met.

                      Subd. 4. Restrictions. (a) A distribution may be made to
               the holders of a class or series of shares only if:

                       (1) All amounts payable to the holders of shares having a preference for the payment of that kind of distribution...are paid; and

                       (2)   The payment of the distribution does not reduce
                             the remaining net assets of the corporation below the aggregate preferential amount payable in the event of liquidation to the holders of shares having preferential rights, unless the distribution is made to those shareholders in the order and to the extent of their respective priorities ....

                        Based on a review of Section 302A.551 and such other matters as we have deemed relevant, we advise you that, in our opinion:

                        1. Chapter 302A of the Minnesota Statutes was enacted in 1981, and we are unaware of any controlling decisions under Minnesota law relating to the foregoing questions. Chapter 302A of the Minnesota Statutes, generally, and Section 302A.551, in particular, do not utilize the concept of surplus and, accordingly, do not place any restrictions on the Company's surplus by reason of the difference between the par value of the Subject Capital Stocks and the liquidation preference of such stocks. Section 302A.551, Subdivision 4(a)(2) does, however, provide that distributions may not be made if, as a result, the remaining net assets of the Company would be reduced below the aggregate liquidation preference of the Subject Capital Stocks and the Company's net assets would, to such extent, be restricted and would not be available for distribution.

                        2. In the event a distribution is made by the Company not in compliance with the provisions of Section 302A.551, the shareholders of the Company who received a distribution made in violation of Section 302A.551 and the directors who failed to vote against (or consented in writing to) a distribution made in violation of Section 302A.551 may be liable to the Company to the extent provided by Sections 302A.557 and 302A.559 of the Minnesota Statutes.




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                                DORSEY & WHITNEY

          Petroleum Heat and Power Co., Inc.
          January 23, 1995
          Page 4

                         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above and to the references to our firm under "Legal Matters" in the Prospectuses relating to the Debentures and the Class A Common Stock, respectively, included in the Registration Statement.

          Dated: January 23, 1995

                                            Very truly yours,

          JDA

                        Dorsey & Whitney P.L.L.P. is a
                        Professional Limited Liability Partnership